SUTHERLAND ASBILL & BRENNAN LLP 1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com

August 6, 2012

VIA EDGAR

John Ganley, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Business Development Corporation of America
Post-Effective Amendment No. 4 to Registration Statement on Form N-2
File No. 333-166636

Dear Mr. Ganley:

On behalf of Business Development Corporation of America (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on July 31, 2012 with respect to Post-Effective Amendment No. 4 to the Company’s Registration Statement on Form N-2 (File No. 333-166636) (the “Registration Statement”), filed with the Commission on June 15, 2012. The Staff’s comments are set forth below and are followed by the Company’s responses. The revisions referenced in the Company’s responses have been included in Post-Effective Amendment No. 5 to the Registration Statement (“Revised Registration Statement”), filed concurrently herewith.

General

1. We note that the Company entered into a total return swap with Citibank which was reported in an 8-K filing with the SEC. We have the following comments related to the total return swap:

a. Please tell us how the total return swap will be treated for purposes of Section 18 of the Investment Company Act of 1940.

Response: We understand that it is the Staff’s position that the total return swap (the “TRS”) should be treated for regulatory purposes (but not financial reporting purposes) as if the Company had acquired the loans underlying the TRS (the “TRS loans”) with debt financing provided by the counterparty, Citibank, N.A. (“Citi”), and the cash collateral pledged by the Company’s financing subsidiary, 405 TRS I, LLC, with such debt financing being secured by the TRS loans. Therefore, the Company will, for purposes of the asset coverage requirements of Section 18 under the Investment Company Act of 1940, as amended (the “1940 Act”), treat the market value of the TRS loans as assets and will treat its “deemed borrowing” under the TRS as a senior security. For this purpose, the amount of such “deemed borrowing” equals the difference between (x) the full notional amount of TRS loans then outstanding under the TRS (which is capped at $50 million under the TRS and equals the sum of the market value of the TRS loans at the time each such loan became subject to the TRS) and (y) the initial cash collateral required to be posted with Citi under the TRS with respect to such TRS loans.

John Ganley, Esq. August 6, 2012 Page 2

b. Please tell us whether the Company may incur incentive fees under the Investment Advisory and Management Services Agreement for loans held by 405 TRS I.

Response: The determination as to whether the Adviser is entitled to receive income incentive fees under the Investment Advisory Agreement is based on the aggregate financial performance of the Company, including the investments held within 405 TRS I, its wholly-owned subsidiary. In addition, if any unrealized gain on the TRS becomes realized and is paid to TRS I by Citibank under the terms of the TRS, then such realized gain would be included in the calculation of the incentive fees to which BDCA Adviser would be entitled. As noted in our response to Comment No. 6 below, the Company accrues a capital gains incentive fee for unrealized gains. The Company intends to include in such accrual amount a capital gains incentive fee for any unrealized gain on the TRS.

c. Please tell us whether the numbers in the Fees and Expenses Table include expenses related to the total return swap. If so, please provide us with confirmation of this and include disclosure in the footnotes to the table to this effect.

Response: Expenses related to the total return swap and the revolving credit facility the Company has with Wells Fargo have been included as “Other Expenses” in the Fees and Expenses Table. The Company has also included footnote disclosure that provides more details as to the expenses included as “Other Expenses.”

d. Please tell us how the Company intends to treat the total return swap and the reference loans underlying the total return swap with respect to Section 55(a) of the Investment Company Act of 1940. If the total return swap and/or reference loans are considered to be qualifying assets under Section 55, please explain.

Response: We understand that the Staff’s position is to treat the market value of each TRS loan as either a qualifying or a non-qualifying asset for purposes of Section 55(a) of the 1940 Act based on whether the obligor on each such TRS loan is an eligible portfolio company. In other words, the Company would look through to the market value of each TRS loan in determining compliance with the requirement that 70% of its total assets be qualifying assets under Section 55. Under such treatment, the cash collateral (net of depreciation in the market value of the TRS loans) would implicitly be reflected in the Company’s net equity (since that equity, when combined with the “deemed borrowing” under the TRS, equals the market value of the TRS loans included in the asset calculation). Consequently, the cash collateral would not be included as an asset of the Company for purposes of Section 55(a) of the 1940 Act. The Company will treat the TRS and the TRS loans in the manner described above.

John Ganley, Esq. August 6, 2012 Page 3

e. Please tell us how the total return swap will be valued for purposes of complying with Section 55(a).

Response: The value of the TRS is based primarily on the valuation of the underlying portfolio of loans subject to the TRS. Pursuant to the terms of the TRS, on each business day, Citi values each underlying loan in good faith on a mark-to-market basis by determining how much Citi would receive on such date if it sold the loan in the open market. Citi reports the mark-to-market values of the TRS and the underlying loans to the TRS Sub.

Each of the loans underlying the TRS is required to be rated by Moody’s and S&P and quoted by a nationally-recognized pricing service. In the event of an early termination of the TRS, TRS Sub will either receive from Citi the appreciation in the value of the underlying loans, or pay to Citi any depreciation in the value of such loans. If the termination of the TRS results from an event of default or similar event relating to TRS Sub, Citi will determine the value of the underlying loans.

If the termination of any loan subject to the TRS is not the fault of either party, and Citi holds the underlying loan at such time, then so long as certain criteria specified in the TRS are satisfied, the value of the loan will generally be determined based upon a sale of such loan to a pre-approved third party purchaser that is arranged by TRS Sub. In the event of an early termination of the TRS, TRS Sub would be required to pay an early termination fee based on the amount of the unused capacity of the TRS that Citi committed at the beginning of the TRS.

2. We note that the Company recently entered into a credit facility with Wells Fargo. Please provide disclosure regarding the credit facility in your next post-effective amendment.

Response: We have included disclosure in the Revised Registration Statement about the revolving credit facility with Wells Fargo. Please see, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Financial Statements—Notes to Financial Statements—Note 12. Subsequent Events.”

Summary—Distributions

3. We refer to the sentence that reads, “As of March 31, 2012, we had $0.2 million of distributions unpaid.” Based on the total amount of distributions declared and paid, it appears this amount should instead be $0.1 million. Please revise or advise.

John Ganley, Esq. August 6, 2012 Page 4

Response: As an initial matter, the Company confirms that the disclosure in the Form 10-Q for the period ended March 31, 2012 was correct. The distribution of $0.2 million represents dividends declared in March that were paid in April. These distributions are accrued on the balance sheet as Stockholder Distributions Payable of $166,000 and are included in Note 10 to the financial statements. The Revised Registration Statement includes results of operations and other financial information through June 30, 2012. As a result, this language has been revised to read as follows:

For the three and six months ended June 30, 2012, we have declared $1.0 million and $1.4 million, respectively, in distributions and paid distributions of $0.8 million and $1.0 million, respectively, which consists of $0.6 million and $0.7 million, respectively, in cash and $0.2 million and $0.3 million, respectively, issued pursuant to the DRIP. As of June 30, 2012, we had $0.4 million of distributions unpaid.

Summary—Our Investment Adviser

4. We refer to the organization chart on page 9 that includes 405 TRS I, LLC. Please provide disclosure relating to this entity.

Response: As of the date of the filing of the Registration Statement, 405 TRS I, LLC had been formed but the total return swap agreement with Citibank had not yet been executed. Since such agreement is now in place, we have included disclosure related to such agreement in the Revised Registration Statement, which includes disclosure relating to 405 TRS I, LLC. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources,” “Financial Statements—Notes to Financial Statements—Note 12. Subsequent Events” and “Risk Factors—Risks Relating to Debt Financing.”

Fees and Expenses

5. It appears that, for the period ended March 31, 2012, BDCA accrued incentive fee payments which were waived. However, for purposes of the Fees and Expenses Table, you estimate that no incentive fees will be paid during the following 12 months. Please revise the table to assume that incentive fees will be payable in an amount that is consistent with your prior track record.

Response: We have revised the Fees and Expenses Table and the footnotes thereto to include estimated incentive fee payments based on the Company’s historical operations.

6. Please include disclosure in the footnotes to the Fees and Expenses Table that indicates that you will accrue for unrealized capital gains fees payable by the Company when the unrealized capital gains exceed all capital losses, even if such payments are not due, given the fact that a capital gains incentive fee would be payable if the Company’s investment portfolio were liquidated at such time.

John Ganley, Esq. August 6, 2012 Page 5

Response: We have included disclosure in footnote 6 to the Fees and Expenses Table in the Revised Registration Statement in response to your comment.

7. Please provide a second “Example” following the Fees and Expenses Table where you assume that the entire 5% return comes from capital gains.

Response: We have included a second “Example” under the Fees and Expenses Table in the Revised Registration Statement that assumes that the entire 5% return comes from capital gains.

8. We refer to footnote 1 to the Fees and Expenses Table. Please provide support for estimating that you will be able to raise $150 million during the following twelve months. We note that, as of March 31, 2012, you had net assets of approximately $25 million.

Response: We have revised footnote 1 to assume that the Company will raise $100 million over the next 12 months, which we believe is supportable based on the amount of proceeds raised in recent months. During the six months ended June 30, 2012, the Company raised an aggregate of approximately $53 million in its public offering, of which approximately $45 million was raised during the three months ended June 30, 2012. If we were to annualize the amount of proceeds raised during the six months ended June 30, 2012, it would exceed $100 million, so we believe that estimating $100 million raised over the next twelve months is conservative and supportable.

The increase in fundraising over recent months can be attributed to the fact that the dealer manager has entered into a large number of selling agreements with selected broker-dealers to sell the Company’s shares following its escrow break in the third quarter of 2011. Certain of these agreements are with larger firms that employ a large number of registered representatives, which the Company believes will allow its fundraising to continue to ramp up.

9. We refer to Instruction 3(d)(iii) of Item 3 to Form N-1/A that does not allow for a reduction in operating expenses as a percentage of net assets as a result of an increase in the fund’s assets. Please tell us why this principle would not preclude the Company from including additional capital raises in footnote 1 to the Fees and Expenses Table.

Response: As a preliminary matter, we note that the instruction cited by the Staff is from Form N-1/A which is a registration form used in connection with the offer and sale of securities by open-end investment companies. As a BDC, the Company is not eligible to use such form, and no similar instruction is included in Form N-2, which is the registration form the Company is required to use in connection with the offer and sale of its securities.

John Ganley, Esq. August 6, 2012 Page 6

Having said this, we believe that, as a policy matter, this instruction should not be applicable to offerings conducted by non-listed BDCs, like the Company. The General Instruction following Item 3 of Form N-2 states that the purpose of the Fees and Expenses Table “is to assist the investor in understanding the various costs and expenses that an investor in the fund will bear directly or indirectly.” In order to provide investors with meaningful information about the level of expenses that they will bear directly or indirectly, we believe that it is important to provide reasonable assumptions regarding proceeds raised in the Company’s continuous public offering to provide a full picture for investors to assess.

The Fees and Expenses Table requires issuers to make certain forward-looking assumptions about anticipated offering and operating expenses. If the Company were to exclude all proceeds raised in its continuous public offering and include only the expenses expected to be incurred, the Fees and Expenses Table would not be a useful tool for investors since it would greatly exaggerate the expense ratio of the Company. In fact, most non-listed BDCs launch their initial public offering with only a minimal capitalization. If non-listed BDCs were unable to use anticipated proceeds raised in their public offerings for purposes of calculating the expense ratio, the expense ratio would reflect accrued offering expenses (which can be substantial), anticipated but not incurred operating expenses and a minimal amount of assets.

While we recognize the policy reason for ensuring that offering proceeds are not exaggerated so as to minimize the expected expense ratio, we believe that it is potentially misleading not to allow for a responsible estimate of proceeds raised in the offering in order to provide a full picture of the estimated expense ratio.

10. We note that the expense ratio included in the Financial Highlights section of the notes to your financial statements differs from the total annual expenses included in the Fees and Expenses Table. Please explain why these numbers are not consistent or revise the Fees and Expenses Table to be more consistent with the expense ratio found in the Financial Highlights section.

Response: We have included updated values in the Fees and Expenses Table and have considered the expense ratio included within the “Financial Highlights” section in determining the estimates of expenses the Company will incur over the following twelve months. Specifically, the “Total Annual Expenses” in the Fees and Expenses Table in the Revised Registration Statement equals 5.89%.

Compensation of the Dealer Manager and the Investment Adviser

11. We refer to the estimate of Organization and Offering Expenses found on page 18. Please explain why you have assumed that the maximum offering amount will be achieved rather than including a range of total expenses based on the amount of proceeds raised.

John Ganley, Esq. August 6, 2012 Page 7

Response: We believe that the existing disclosure is consistent with the disclosure found in all non-listed BDC registration statements in the marketplace and is a conservative portrayal of the total expenses that may be incurred in the Company’s offering. We have, however, included disclosure in the section of the Registration Statement entitled, “Estimated Use of Proceeds” that shows the amount of selling commissions, dealer manager fees and organizational and offering expenses that would be incurred if the maximum offering is achieved and if only $250 million is raised.

Investment Advisory and Management Services Agreement

12. Please include a graphical representation of the income incentive fee showing the hurdle rate and catch-up provisions relating to such incentive fee.

Response: We have included a graphical representation of the income incentive fee in the Revised Registration Statement, as requested.

13. Per our discussion, please revise the Investment Advisory and Management Services Agreement to remove the Subordinated Liquidation Incentive Fee. The Staff has taken the position that this fee is not permissible under Section 205 of the Investment Advisers Act of 1940.

Response: We have removed all references to the Subordinated Liquidation Incentive Fee in the Revised Registration Statement and the Company’s management will recommend that the board of directors, including the independent directors, amend the Investment Advisory and Management Services Agreement at its next in-person board meeting which is scheduled to take place in January 2013, to remove the subordinated liquidation incentive fee.

Financial Statements

14. Please provide us with more information about the $2.1 million owed from an affiliate shown as an asset on your balance sheet as of March 31, 2012.

Response: The line item, “Due from affiliate” on the Company’s balance sheet reflects payments due from BDCA Adviser, LLC (“BDCA Adviser”), its investment adviser, pursuant to the Expense Support Agreement between the Company and BDCA Adviser. Under the terms of the Expense Support Agreement, BDCA Adviser may pay the Company up to 100% of all offering and operating expenses the Company incurs until it and BDCA Adviser agree otherwise. The amounts due from BDCA Adviser under this agreement may be offset by amounts due from the Company to BDCA Adviser, such as management and incentive fees. The $2.1 million reflects the netting of amounts due from BDCA Adviser and the amounts due from the Company. The purpose of the agreement is for BDCA Adviser to cover a portion of the Company’s expenses while it ramps up its operations. Such amounts are reimbursable to BDCA Adviser within three years from the end of the fiscal year in which such payments are made, if requested by BDCA Adviser.

John Ganley, Esq. August 6, 2012 Page 8

15. We refer to the Company’s schedule of investments on page F-6. We note that the fair value of a large number of holdings as of March 31, 2012 is the same as the amortized cost of such investments. Please explain why these amounts are so similar and detail the methodology used to value these holdings.

Response: As noted in our response to Comment No. 8 above, the Company’s pace of fundraising has increased greatly over the last six months, especially over the last three months. As a result, a great number of its investments were initially made within the last six months. As such, it is not unusual that the fair value of such investments would approximate their cost value. In addition, since 80.4% of the Company’s investment portfolio, as of June 30, 2012, is in senior secured first lien loans and another 10.9% of its portfolio is composed of senior secured second lien loans, the values of these loans are not expected to materially change on a quarter-by-quarter basis. In addition, the Company made follow-on investments to a number of its portfolio companies during the quarter ended June 30, 2012 and the fair values of many of such investments changed as a result; however, there has also been some divergence between cost and fair value in several positions in the Company’s portfolio that was not present as of March 31, 2012.

As you know, the fair values of the Company’s investments are determined by its board of directors each quarter. As disclosed in the prospectus, on pages [54-55], the Company follows the following valuation procedures:

Portfolio investments are reported on the balance sheet at fair value. On a quarterly basis the Company performs an analysis of each investment to determine fair value as follows:

Securities that are publicly-traded are valued at the reported closing price on the valuation date. Securities that are not publicly-traded but are traded through broker networks are valued using information including, but not limited to, indicative dealer quotes, values of like securities, and other available market information.

For debt investments in portfolio companies for which the Company is required to identify a hypothetical secondary market as the principal market, it determines the fair value based on the assumptions that hypothetical market participants would use to value the investment in a current hypothetical sale using a market yield (“Market Yield”) valuation methodology based on an exchange valuation premise under ASC 820.

John Ganley, Esq. August 6, 2012 Page 9

For debt investments of the Company’s private finance portfolio for which it does not control or cannot gain control as of the measurement date, the Company estimates the fair value based on its own assumptions in the absence of market observable data, including estimated remaining life, current market yield and interest rate spreads of similar loans and securities as of the measurement date.  The Company generally does not expect to hold its debt investments until an instrument's stated maturity.  Debt investments are often exited prior to maturity as part of change of control transactions or recapitalization of the portfolio company.  Accordingly, its market yield analysis makes assumptions regarding the remaining useful life of an investment which may be shorter than the legal maturity of the loans. However, if the Company has information available to it that the loan is expected to be repaid in the near term, the Company would use an estimated remaining life based on the expected repayment date. The current interest rate spreads used to estimate the fair value of the Company’s loans is based on its experience of current interest rate spreads on similar loans. The Company uses significant judgment in determining the estimated remaining life as well as the current market yield and interest rate spreads. If there is a significant deterioration of the credit quality of a loan, the Company may consider other factors that a hypothetical market participant would use to estimate fair value, including the proceeds that would be received in a liquidation analysis.

Investments in securities for which no active market exists are generally valued using either an enterprise value methodology and/or using debt fair value techniques. The enterprise value waterfall methodology assumes the loans and equity securities are sold to the same market participant in the M&A market which is consistent with how market participants would transact for these items in order to maximize their value. The enterprise value methodology determines the total value of a portfolio company, which is then allocated to individual securities in order of liquidation preference. To determine enterprise value, the Company may use discounted cash flow techniques, comparisons to valuations of similar publicly traded companies, comparisons to market transactions for comparable companies, third-party valuations of the portfolio company, third-party offers to purchase the portfolio company, among other techniques where appropriate. Significant inputs in these valuation methodologies to estimate enterprise value include the historical or projected operating results of the portfolio company, selection of comparable companies, discounts or premiums to the prices of comparable companies and discount rates applied to the forecasted cash flows.

The operating results of a portfolio company may be unaudited, projected or pro forma financial information and may require adjustments for non-recurring items or to normalize the operating results that may require significant judgment in its determination. In addition, projecting future financial results requires significant judgment regarding future growth assumptions. In evaluating the operating results, the Company also analyzes the impact of exposure to litigation, loss of customers or other contingencies. The selection of a population of comparable companies requires significant judgment including a qualitative and quantitative analysis of the comparability of the companies. In determining a discount or premium, if any, to prices of comparable companies, the Company uses significant judgment for factors such as size, marketability, and relative performance. In determining a discount rate to apply to forecasted cash flows, the Company uses significant judgment in the development of an appropriate discount rate including the evaluation of an appropriate risk premium. Debt fair value techniques, such as market yield analysis where a discounted cash flow analysis is performed using estimated current market yield required on the debt instrument, may be applied to individual debt instruments in which observable market data is not available. The Company estimates the current market yield, remaining life, and interest rate spreads using similar loans and securities.

John Ganley, Esq. August 6, 2012 Page 10

In determining the fair value of investments, the Company may look to private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments in the portfolio companies, net income, revenues or, in limited instances, book value or liquidation value of a portfolio company, or other industry practices. The Company may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, as well as any other factors it deems relevant in assessing the value. Portfolio securities that carry certain restrictions on sale are typically valued at a discount from the public market value of the security, if there is one.

Valuation of fixed income investments, such as loans and debt securities, depends upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, the Company will incorporate these factors into discounted cash flow models to arrive at fair value. Other factors that the board of directors will consider include the borrower’s ability to adequately service its debt, the fair market value of the portfolio company in relation to the face amount of its outstanding debt and the quality of collateral securing its debt investments.

As part of the Company’s quarterly valuation process, its Adviser may be assisted by an independent valuation firm engaged by its board of directors. The audit committee of the Company’s board of directors reviews each valuation and the Adviser and an independent valuation firm (if applicable) will supplement the valuation to reflect any comments provided by the audit committee. The Company’s board of directors then discusses the valuations and determines the fair value of each investment, in good faith, based on the input of the Adviser, the independent valuation firm (to the extent applicable) and the audit committee of the board of directors.

John Ganley, Esq. August 6, 2012 Page 11

Determination of fair values involves subjective judgments and estimates. Accordingly, the notes to the financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations on the Company’s financial statements.

16. We refer to Note 2 to the financial statements. Please identify the entities that are consolidated in the Company’s financial statements.

Response: We have made the requested revisions to Note 1 to the financial statements included in the Revised Registration Statement.

17. We refer to Note 3 to the financial statements. Please include a summary of the Company’s valuation policies.

Response: We have revised Note 3 to the financial statements in response to your comment.

18. We refer to your description of the Expense Support Agreement the Company has with its investment adviser and have the following comments:

  We note that offering costs are accounted for as a reduction of equity. Please explain why the Expense Support Agreement treats reimbursements of offering costs as a reduction of expenses since offering expenses constitute a capital item.

Response: Offering costs are charged against equity at 1.5% of the amount of gross proceeds raised in the Company’s public offering. The Expense Support Agreement (the “ESA”) is treated as a reduction of expenses on the income statement and as an increase in the receivable due from BDCA Adviser. Based on GAAP accounting, offering costs are charged to paid in capital or equity and expense reimbursements are treated as a reduction of expenses on the income statement.

  Please explain how potential reimbursements are accounted for since offering expenses are a component of equity.

Response: Reimbursements due to BDCA Adviser immediately become liabilities on the Company’s balance sheet. Pursuant to the terms of the ESA, reimbursement of such expense support payments are required to be made within the end of the third fiscal year following the expense support payment so long as reimbursement is requested by BDCA Adviser during such timeframe.

  Please explain when reimbursements are recorded as liabilities on the Company’s balance sheet.

John Ganley, Esq. August 6, 2012 Page 12

Response: As noted above, when expense support payments are made by BDCA Adviser to the Company pursuant to the ESA, the full amount of such payments become liabilities on the Company’s balance sheet. Pursuant to the terms of the ESA, however, reimbursement of such expense support payments are required to be made within the end of the third fiscal year following the expense support payment so long as reimbursement is requested by BDCA Adviser during such timeframe.

* * *

We respectfully request that the Revised Registration Statement be declared effective by August 10, 2012, at the latest. We undertake to work with you in resolving any outstanding comments in order to reach that goal. If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Owen J. Pinkerton at (202) 383-0254.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	James A. Tanaka, Esq.
Owen J. Pinkerton, Esq.